Mail Stop 4561

April 21, 2009

R. Andrew Eckert
President and Chief Executive Officer
Eclipsys Corporation
Three Ravinia Drive
Atlanta, GA 30346

> **Re:** **Eclipsys Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 24, 2009**
> **Form 8-K Filed February 24, 2009**
> **File no. 0-24539**

Dear Mr. Eckert:

We have reviewed the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Cover page

1. We note that you have incorporated by reference your Part III information to your proxy statement for your annual meeting. On your cover page, please ensure that

you set forth an incorporation by reference section and as appropriate list the documents being incorporated as well as the part into which they are incorporated, such as Part III.

Item 1A. Risk Factors, page 12

2.   In a risk factor on page 22 entitled "[w]e depend on licensees from third parties . . . ," you disclose that you depend on licenses for some of the technology used in your software from a number of third party vendors, such as Microsoft. You also disclose that if you are not able to continue to use the technology under these licenses on commercially reasonable terms, you may have to discontinue or reduce software sales until you obtain equivalent technology, which could hurt your business. Please tell us whether you are significantly dependent on one or more of the licenses you reference. If so, you should discuss the importance and the duration of this license in your business section. See Item 101(c)(1)(iv) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

About the Company, page 29

3.   You disclose in your definitive proxy statement that you award annual incentive compensation for your named executive officers, based upon attainment of specific performance objectives evaluating non-GAAP earnings per share, sales bookings, and customer satisfaction. However, in your MD&A you do not appear to provide a discussion of these or other key metrics that your management uses in assessing your performance and that would be material to investors. Please tell us what consideration you have given to expanding the executive overview section of your MD&A to include such a discussion. Please see Section III.A of SEC Release No. 33-8350 for further guidance.

4.   You appear to have various risks and challenges facing your company that are not fully discussed in your executive overview, nor the actions that you are taking to address these challenges. You discuss that in the second half of 2008, your customers were hit by poor performances in their investment portfolios, resulting in cash conservation by your clients that adversely affected your periodic software related fees revenues, and that continuation of these conditions will adversely affect your results of operations and your ability to improve profitability in 2009. Please tell us what thought you have given to disclosing this uncertainty as a known material trend or uncertainty in your executive overview,

as well as the actions that you are taking to address this challenge. Additionally, we note that you have a risk factor entitled "[w]e operate in an intensely competitive market . . . ," on page 16, in which you discuss that some competitors may have greater flexibility to compete aggressively on the basis of price. Recent reports also suggest you have experienced aggressive price competition by certain competitors trying to gain market share. Please tell us what thought you have given to discussing this as a material risk facing the company in your executive overview, if material. Please see Section III.A of SEC Release No. 33-8350 for further guidance.

Results of Operations

2008 compared to 2007

Revenues Recognized Ratably, page 38

5.   We note that revenue recognized ratably is the majority of total revenues, (i.e., $334.3 million of $515.7 million), and increased 10.9%, or $32.8 million in fiscal 2008 due to new bookings in previous periods. You further state that future growth depends on future bookings in excess of previous levels. As your bookings in the current fiscal year will have a material impact on future growth, please tell us what thought you have given to providing a quantitative and qualitative discussion of bookings growth year-over-year, and also if any such increases were the result of new contracts versus add-ons of additional products to exiting clients. Please also tell us what thought you have given to discussing organic versus inorganic bookings growth, in light of recent acquisitions.

6.   Similarly, please tell us what consideration you have given to providing a quantitative and qualitative discussion of changes in total backlog year-over-year, including disclosing both the outsourcing component and the backlog associated with software operations. We note that you have provided this information in your fourth quarter earnings calls for the last two fiscal year-ends.

Item 8. Financial Statements and Supplemental Data

General

7.   We note several references in your Form 10-K and in your earnings release filed on Form 8-K on February 24, 2009 to "adjustments" made to your financial statements. For example, we note the following:

- On page 39 of your Form 10-K you refer to "nonrecurring adjustments from prior periods."
- On page 40 of your Form 10-K you disclose that you recorded an "incremental adjustment in the third quarter of 2008 of $1.7 million to correctly record certain third-party embedded software costs which were previously deferred."
- On page 59 of your Form 10-K you disclose that you revised the presentation of certain prior year deferred tax assets and liabilities.
- In your Form 8-K you refer to "nonrecurring adjustments from prior years" and a "charge [that] was recorded as a result of the review of uncertain state tax positions."

Please explain to us the nature of each of these adjustments and tell us how you concluded that restatement of your financial statements was not required. Refer to Staff Accounting Bulletin No. 99.

Note B - Summary of Significant Accounting Policies

Revenue Recognition, page 61

8.   We note your disclosure on page 62 where you indicate that you recognize revenue when "…remaining obligations under the agreement are insignificant." Please describe the nature of these obligations and tell us how you determined that the obligations are insignificant. As part of your response, tell us how you determined that it was appropriate to recognize this revenue in light of the outstanding performance obligation and refer to the authoritative guidance you relied upon when determining your accounting. Also, tell us the amount of revenue recognized under such obligations for each period presented.

Note D - Investments, page 70

9.   We note your disclosures on page 71 and throughout your Form 10-K which indicate that a third party appraisal firm provided an estimate of the fair value of the auction rate securities and the put option. As you appear to have open registration statements which incorporate by reference this Form 10-K, please describe the nature and extent of the third party appraiser's involvement in the determination of the fair value of these instruments and tell us how you considered the guidance in Rule 436(b) of Regulation C regarding the reference to this specialist. Please see Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act Sections at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Similar concerns apply to your reference on pages 75 and 86 to the third party appraisal used to

value the acquired intangible assets and acquired in-process research and development.

10. We note that you have concluded that the auction rate securities purchased from Goldman Sachs are temporarily impaired. Please explain the factors you considered when concluding that the impairment is not other-than-temporary. As part of your response, tell us how you considered paragraph 13 of FSP SFAS 115-1 and SAB Topic 5M. Also, tell us what consideration you have given to providing more detailed disclosure describing how you concluded that the impairment is temporary.

11. Consider revising your disclosures to clarify how the fair value of the auction rate securities was determined. Your disclosures should describe the key assumptions used in the valuation and should explain how auction rate failures and illiquidity impacted the fair value determination. That is, indicate how failures are factored into the methodologies used to determine the securities fair value and whether you considered any illiquidity discounts. Please see the March 2008 sample letter sent by the Division of Corporation Finance which highlights some of the disclosure matters that you may want to consider when applying the guidance in SFAS 157 given the judgment you must apply in using unobservable inputs to determine the fair value of your investments.

Note M - Income Taxes, page 81

12. We note that you reversed the majority of your valuation allowance in the third quarter of 2008 and reversed an additional amount in the fourth quarter. The disclosures in your Form 8-K filed on February 24, 2009 indicate that "the fourth quarter actual results were lower than anticipated resulting in release of additional valuation allowance in the fourth quarter of 2008." Please explain to us why lower anticipated results would result in an additional reversal.

Note R - Quarterly Financial Information (Unaudited), page 89

13. Please explain to us how your disclosures comply with Item 302(a)(1) of Regulation S-K which requires you to present gross profit within selected quarterly financial data. Alternatively, tell us how you considered presenting cost of revenues as allowed by Question 3 of SAB Topic 6.G.

Item 11. Executive Compensation, page 91 (incorporated by reference to your proxy statement for your 2009 annual meeting)

Compensation Discussion and Analysis

Incentive Compensation, page 17

14.	We note that you have not disclosed the annual corporate performance targets, i.e., non-GAAP earnings per share, sales bookings, and client satisfaction, on which your annual cash incentive compensation is based. If you have omitted performance targets in reliance upon Instruction 4 to Item 402(b) of Regulation S-K, we presume that you have a competitive harm analysis supporting your decision to not disclose the targets.

Item 15. Exhibits, Financial Statement Schedules, page 93

Exhibit 10.22

15.	You disclose that you have requested confidential treatment for portions of this exhibit. However, it appears that the confidential treatment order granting this request expired on March 8, 2007, and no extension has been submitted. Please confirm if you still require confidential treatment for this agreement.

Signatures, page 96

16.	Your attention is directed to your signature block. General Instruction D.(2)(a) to Form 10-K and the signature block of Form 10-K require that the Form 10-K be signed by the registrant and on behalf of the registrant by the principal executive officer, principal financial officer, your controller or principal accounting officer, and by at least a majority of the board of directors. You appear to be missing the latter signatures—the signatures that are "on behalf" of the registrant. Please advise or revise.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 and Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 and Barbara Jacobs, Associate Director at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief